

05043613

CM 10/14/05

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34163

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2004 (MM/DD/YY) AND ENDING July 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global United Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
118 Baxter Street, Room 505
(No. and Street)

New York, New York 10013
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED OCT 04 2005 WASH, D.C. 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lee, Robert
(Name – *if individual, state last, first, middle name*)

57 Mott Street, New York, New York 10013
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED OCT 04 2005 WASH, D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM 10/18/05

OATH OR AFFIRMATION

I, Arthur Chow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global United Securities Ltd., as of July 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



LA LEE
Notary Public, State of New York
No. 01LE6096226
Qualified in King County
Commission Expires July 28, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Global United Securities Ltd.

Financial Statements and Supplementary Information

For the Year Ended July 31, 2005

Robert Lee, CPA

Robert Lee, CPA

Certified Public Accountants
57 Mott Street
New York, New York 10013
Tel: (212) 732-1050
Fax: (212) 732-3599

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Global United Securities Ltd.
118 Baxter Street, Suite 505
New York, NY 10013

We have audited the accompanying statement of financial condition of Global United Securities Ltd. (The Company) as of July 31, 2005, and the related statements of income (loss), cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of The Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global United Securities Ltd. as of July 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Lee, CPA

New York, NY
September 29, 2005

Global United Securities Ltd.

Statement of Income (Loss)

For the Year Ended July 31, 2005

REVENUE	
Commission income	$ 162,460
Interest income	392
Dividend income	932
Other income	2,617
Gains on marketable securities	35,402
TOTAL REVENUE	201,803
EXPENSES	
Officer's salary	7,000
Staff salaries	19,540
Payroll taxes expenses	1,035
Clearance expense	67,438
Data fee	18,664
Rent	32,949
Advertisment and utilities	804
Repair and maintenance	5,700
Office supplies and office expenses	10,322
Telephone and internet expense	5,476
Insurance	11,114
Travel and entertainment	5,719
Depreciation expense	2,750
Business gifts	1,531
Dues and subscriptions	2,372
Professional fee	3,220
Interest expense	1,899
Miscellaneous	2,609
TOTAL EXPENSES	200,142
NET LOSS BEFORE INCOME TAXES	1,661
PROVISION FOR INCOME TAXES (Note 2)	(501)
NET LOSS BEFORE PRIOR YEAR ADJUSTMENTS	1,160
PRIOR PERIOD ADJUSTMENT (Note 10)	(13,400)
NET LOSS	$ (12,240)

The accompanying notes are an integral part of these financial statements.

Global United Securities Ltd.

Statement of Cash Flows

For The Year Ended July 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (12,240)
Adjustments to reconcile change in net assets to net cash used by operating activities:		
Depreciation	$ 2,750	
Gains on marketable securities owned	(22,002)	
Decrease in operating assets:		
Decrease in other assets	122	
Decrease in operating liability:		
(Decrease) in accrued expense	(3,459)	
(Decrease) in loan payable	(18,879)	
Net decrease in adjustments and operating assets		(41,468)
NET CASH USED BY OPERATING ACTIVITIES		(53,708)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of marketable securities		38,024
Purchase of marketable securities		(47,842)
Purchase of equipment		(2,959)
NET CASH USED BY INVESTING ACTIVITIES		(12,777)
CASH FLOWS FROM FINANCING ACTIVITY		
Paid-in capital (Note 6)		26,000
NET CASH PROVIDED BY FINANCING ACTIVITY		26,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(40,485)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		120,533
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 80,048

SUPPLEMENTARY CASH FLOW INFORMATION	
Cash paid during the year for corporate income taxes	$ 501
Cash paid during the year for interest expense	$ 5,358

The accompanying notes are an integral part of these financial statements.

Global United Securities Ltd.

Statement of Stockholder's Equity

For The Year Ended July 31, 2005

	Common Stock	Paid-In Capital	Retained Earnings	Total
BALANCE, August 1, 2004	$ 100,000	$ 50,000	$ (53,157)	$ 96,843
NET LOSS BEFORE PRIOR PERIOD ADJUSTMENTS			1,160	1,160
BALANCE, July 31, 2005 BEFORE PRIOR PERIOD ADJUSTMENTS	100,000	50,000	(51,997)	98,003
PRIOR PERIOD ADJUSTMENTS		26,000	(13,400)	12,600
BALANCE, July 31, 2005	$ 100,000	$ 76,000	$ (65,397)	$ 110,603

The accompanying notes are an integral part of these financial statements.

Global United Securities Ltd.

Notes to Financial Statements

July 31, 2005

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business

Global United Securities Ltd. (The Company) is a New York State corporation formed for the purpose of conducting business as a broker/dealer in securities. The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Revenue Recognition

Securities transactions (and the related commission, revenue and expenses) are recorded on a settlement dated basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Depreciation

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with maturity of six months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimated and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during reported period. Actual results could differ from those estimates.

Marketable Securities Owned

Marketable securities owned are valued at fair market value, and securities not readily marketable are valued at fair market value as determined by management or other accepted market makers. Fair market value means that securities are valued at marked-to market and changes in trading account are recognized in earnings in the current period.

Note 2 - Income Taxes

The Company has adopted SFAS No. 109 (Accounting for Income Taxes), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 3 – Marketable Securities Owned

Company owned marketable securities are value marked-to-market and at July 31, 2005 are as follows:

2,000 shares of NASDAQ Stock Market Inc.	(1)$ 45,300
5,000 shares of Lucent Technology	14,650
3,000 shares of Novell Inc.	18,240
400 shares of Borland Software	2,684
Total marketable securities owned	$ 80,874

(1) On February 4, 2005, the shares of NASDAQ Stock Market Inc. were offered to the general public as an ''IPO'' (Initial Public Offering). July 31, 2005 FMV (fair market value) was $22.65 per share.

Note 4 - Loan Payable

The Company obtained a $91,200 five-year loan payable from the Small Business Administration. The interest rate is 4% and the payments started March 14, 2004 at $2,653 per month and is due on March 14, 2007. The loan was awarded to qualified companies that suffered hardship during the September 11, 2001 terrorist attack. The loan is guaranteed by the shareholder and secured by assets of the Company. The loan principal was $60,275 and the interest expense totaled $1,899 at July 31, 2005.

Note 5 – Other Assets

Security deposit	$ 3,600
NYS and NYC withholding receivable	31
Prepaid rent	1,800
Prepaid insurance	888
Total other assets	$ 6,319

Note 6 – Paid in Capital

Paid in capital at July 31, 2005 has increased from $50,000 to $76,000 due to a prior year adjustment as explained in Note 10. The contributions at July 31, 2001 was originally reported as none and should have been $26,000 (Note 10) and resulted in July 31, 2005 being $76,000.

Note 7 - Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Act of 1934, which requires a broker-dealer to have, at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain minimum net capital of $5,000. The net capital computed was $87,497 leaving capital in excess of requirements in the amount of $82,497. The capital ratio was 100% versus an allowable maximum of 1500% for the ratio of allowable indebtedness.

Note 8 - Financial Instruments With Off-Balance-Sheet Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

Note 8 - Financial Instruments With Off-Balance-Sheet Credit Risk...Continued

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requires the customer to deposit additional collateral, or to reduce positions when necessary.

Note 9 - Commitment and Contingent Liabilities

The Company has entered into a five year operating lease for office space at 118-122 Baxter Street, New York, New York and the lease will expire in 2010. The lease is noncancelable and guaranteed by the shareholder.

Minimum payments under the terms of the lease are as follows:

July 31,	Amount
October 1, 2005 to July 31, 2006	$ 21,600
August 1, 2006 to July 31, 2007	22,248
August 1, 2007 to July 31, 2008	22,920
August 1, 2008 to July 31, 2009	23,604
August 1, 2009 to July 31, 2010	24,312
Total	$114,684

Note 10 – Prior Year Adjustments

During the year ended July 31, 2001, the shareholder contributed $26,000 in cash as additional capital to the Company and this transaction was incorrectly classified as a $26,000 refund of the private placement investment for the purchase of 2,000 shares of NASDAQ Stock Market Inc. The asset account "marketable securities owned" was understated by $26,000 (2,000 shares at $13 per share) and shareholder's paid in capital account was understated by $26,000. The resulting decrease in FMV totaled $13,400, which was valued based on marked-to-market fair value (Note 1) for the period of July 31, 2001 ($26,000 FMV) to July 31, 2004 ($12,600 FMV).

A copy of the Company's Statement of Financial Condition as of July 31, 2005, pursuant to S.E.C. Rule 17a-5, is available for inspection at The Company's office and at the regional office of the Securities and Exchange Commission.

Schedule 1

Global United Securities, Ltd.

Computation of Net Capital Under S.E.C. Rule 15c3-1

July 31, 2005

Net Capital		
Total stockholder's equity		$ 110,603
Deductions:		
Non-allowable assets:		
Property and equipment - net of accumulated depreciation of $12,480	$ 4,092	
Other assets	6,319	
Haircuts on securities - trading and investment	12,208	
Haircuts on securities - money market	487	
Total deductions		23,106
Net capital		$ 87,497
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital at 1500%		$ 82,497
Ratio: Aggregate indebtedness to net capital		0.69 to 1

Accrued expenses	$ 455
Loan payable	60,275
Total aggregate indebtedness	$ 60,730

The rate of aggregate indebtedness to net capital is .69 to 1 compared to the maximum allowable ratio of 15 to 1.

Schedule 2

Global United Securities Ltd.

Reconciliation of Net Capital Under S.E.C. Rule 15c3-1

As of July 31, 2005

Net capital per Focus report dated July 31, 2005	$	87,497
Add:		
Net audit adjustments		
Net capital per Audit report at July 31, 2005	$	87,497

Robert Lee, CPA

Certified Public Accountants
57 Mott Street
New York, New York 10013
Tel: (212) 732-1050
Fax: (212) 732-3599

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Officers and Directors of
Global United Securities Ltd.
118 Baxter Street, Suite 505
New York, NY 10013

Gentlemen:

In planning and performing our audit of the financial statements of Global United Securities Ltd. (The Company) for the year ended July 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) and (2) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (II); and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by The Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of The Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which The Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above. The inclusion of the procedure to confirm marketable securities owned and held by management is now a part of the third party confirmation process and will strengthen the internal controls of the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kempton, CPA

New York, NY
September 29, 2005